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Mr. Larry Greene		LONDON
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RE: Van Kampen Tax Free Money Fund
File Numbers 811-4718 and 033-6745
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on August 26, 2009 by Van Kampen Tax Free Money Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 31 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about October 27, 2009.
Prospectus

Comment 1	In the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that footnote 1 conforms with Instruction 3(e) to Item 3 of Form N-1A, which requires that a fund briefly describe who can terminate the waiver arrangement and under what circumstances.

Response 1	The Fund has added disclosure that it believes complies with Instruction 3(e) of Item 3 of Form N-1A.

Comment 2	Immediately following expense example in the section entitled “Summary — Fees and Expenses of the Fund,” please add the following disclosure required by Item 3 of Form N-1A: “The Example does not reflect sales charges (loads)

on reinvested dividends [and other distributions.] If these sales charges (loads) were included, your costs would be higher. “

Response 2	The Fund respectfully submits that, as shown in the Fee Table immediately preceding the expense example, the Fund does not impose any sales charge (load) on reinvested dividends. Therefore, the Fund believes that adding the disclosure as requested, while consistent with Item 3 of Form N-1A, would be confusing to shareholders. The Fund believes that such disclosure is not at all relevant or applicable to the Fund’s expense example. Therefore, the Fund respectfully opts to not include such disclosure.

Comment 3	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 3	The Fund has added disclosure as requested.

Comment 4	In the second paragraph in the section entitled “Investment Objective, Principal Investment Strategies and Risks,” please add disclosure regarding whether the Fund segregates assets in connection with its purchases or sales of securities on a when-issued and delayed delivery basis.

Response 4	The Fund has added disclosure as requested.

Comment 5	With respect to disclosure in the sixth paragraph in the section entitled “Purchase of Shares — How to Buy Shares” regarding the low balance fee, please supplementally explain to the Staff how shareholders who do not have access to the internet will be informed of changes to the Low Balance Amount to the extent it differs from the $750 disclosed in the prospectus and the date on which the $12 fee will be deducted.

Response 5	The Fund notes that if the Low Balance Amount were to increase above $750, the Fund would supplement its prospectus, thereby providing notice to shareholders. The Fund has added the following additional disclosure to the paragraph referenced to provide another alternative for shareholders to obtain the relevant information: “Shareholders may also call Investor Services at (800) 847-2424 for the Low Balance Amount and the date on which it will be deducted from shareholder accounts.”
Statement of Additional Information

Comment 6	In the section entitled “Investment Restrictions,” investment restriction number 2 states that the Fund shall not “[b]orrow money, except from banks for temporary or emergency purposes or in reverse repurchase transactions and then not in amounts in excess of 10% of its net assets at the time of borrowing.” If the Fund invests in reverse repurchase agreements and complies with the segregation requirements of Investment Company Act Release No. 10666, please supplementally explain to the Staff whether such investments in reverse repurchase agreements can exceed the 10% limit imposed by the restriction.

Response 6	The Fund intends to comply with the segregation requirements of Investment Company Release No. 10666 with respect to any investments in reverse repurchase agreements. The Fund intends to also comply with the 10% limit imposed by investment restriction number 2.

Comment 7	In the section entitled “Investment Restrictions,” investment restriction numbers 4 and 6 both reference investing in securities issued by other investment companies and are seemingly inconsistent. Please supplementally reconcile these two investment restrictions.

Comment 7	The Fund does not believe that the two investment restrictions referenced are inconsistent and the Fund intends to comply with both investment restriction number 4 and investment restriction number 6. Investment restriction number 4 states that the Fund shall not make investments for the purpose of exercising control or management. The exception for investment company securities in such restriction provides that the Fund may make investments in investment company securities to the extent permitted by the 1940. Investment restriction number 6 states that the Fund shall not make investments in securities issued by other investment companies except as part of a merger, reorganization or other acquisition and [to the] extent as permitted by the 1940 Act.
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     In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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